Exhibit 99.1
CHARTER OF THE COMPENSATION COMMITTEE
OF THE BOARD OF DIRECTORS
OF
ALICO, INC.

Purpose
    The Compensation Committee (the “Committee”) is appointed by the Board of Directors (the “Board”) to discharge the Board’s responsibilities relating to compensation of Alico, Inc.’s (the “Company”) Chief Executive Officer (the “CEO”) and the Company’s other executive officers (collectively, including the CEO, the “Executive Officers”). The Committee has overall responsibility for approving and evaluating all compensation plans, policies and programs of the Company as they affect the Executive Officers.
Committee Membership
    The Committee shall consist of no fewer than two members. Each member of the Committee shall meet the independence requirements included in the rules of the Nasdaq Stock Market LLC (the “Stock Exchange Rules”) and the applicable rules and regulations of the Securities and Exchange Commission, in each case to the extent required by such rules, regulations and requirements. Each member of the Committee also shall qualify as “outside” directors within the meaning of Internal Revenue Code Section 162(m) and as “non-employee” directors within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934, as amended.
    The members of the Committee shall be appointed by the Board on the recommendation of the Nominating & Governance Committee. One member of the Committee shall be appointed as Committee Chairman by the Board. Committee members may be replaced by the Board.
Meetings
    The Committee shall meet as often as necessary to carry out its responsibilities. The Committee Chairman shall preside at each meeting. In the event the Committee Chairman is not present at a meeting, the

Committee members present at that meeting shall designate one of its members as the acting chair of such meeting. The Committee shall report regularly to the Board regarding its actions and make recommendations to the Board as appropriate. The Committee is governed by the same rules regarding meetings (including meetings in person or by telephone or other similar communications equipment), action without meetings, notice, waiver of notice, and quorum and voting requirements as are applicable to the Board.
The Committee shall review this Charter at least annually and recommend any proposed changes to the Board for approval.
Committee Responsibilities and Authority

1.
The Committee shall, at least annually, review and approve the annual base salaries and annual incentive opportunities of the Executive Officers. The CEO shall not be present during any Committee deliberations or voting with respect to his or her compensation.

2.
The Committee shall, periodically and as and when appropriate, review and approve the following as they affect the Executive Officers: (a) all other incentive awards and opportunities, including both cash-based and equity-based awards and opportunities; (b) any employment agreements and severance arrangements; (c) any change-in-control agreements and change-in-control provisions affecting any elements of compensation and benefits; and (d) any special or supplemental compensation and benefits for the Executive Officers and individuals who formerly served as Executive Officers, including supplemental retirement benefits and the perquisites provided to them during and after employment.

3.
The Committee shall review and discuss the Compensation Discussion and Analysis (the “CD&A”) required to be included in the Company’s proxy statement and annual report on Form 10-K by the rules and regulations of the Securities and Exchange Commission (the “SEC”) with management, and, based on such review and discussion, determine whether or not to recommend to the Board that the CD&A be so included.

4.	The Committee shall produce the annual Compensation Committee Report for inclusion in the Company’s proxy statement in compliance with the rules and regulations promulgated by the SEC.

5.
The Committee shall monitor the Company’s compliance with the requirements under the Sarbanes-Oxley Act of 2002 relating to loans to directors and officers, and with all other applicable laws affecting employee compensation and benefits.

6.
The Committee shall oversee the Company’s compliance with SEC rules and regulations regarding shareholder approval of certain executive compensation matters, including advisory votes on executive compensation and the frequency of such votes, and the requirement under the Stock Exchange Rules that, with limited exceptions, shareholders approve equity compensation plans.

7.	The Committee shall receive periodic reports on the Company’s compensation programs as they affect all employees.
8.The Committee shall make regular reports to the Board.

9.
The Committee shall have the authority, in its sole discretion, to retain and terminate (or obtain the advice of) any consultant, legal counsel, or adviser to assist it in the performance of its duties, but only after taking into consideration factors relevant to the adviser’s independence from management specified in Nasdaq Listing Rule 5605(d)(3) (or the equivalent rule of any other applicable exchange on which the Company’s common stock is then listed). The Committee shall be directly responsible for the appointment, compensation and oversight of the work of any adviser retained by the Committee, and shall have sole authority to approve the adviser’s fees and the other terms and conditions of the adviser’s retention. The Company must provide for appropriate funding, as determined by the Committee, for payment of reasonable compensation to any adviser retained by the Committee.

10.	The Committee may form and delegate authority to subcommittees as it deems appropriate and as to the extent permitted by applicable law.